MYTRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

15 November 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Fi[illegible]
450 Fifth Street, N.W[illegible]
Washington, D.C. 20[illegible]


06018616

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10th and 15th of November 2006, the Company filed with the London Stock Exchange announcements regarding Notifications of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

BARCLAYS

RECEIVED

2006 NOV 20 P 1:01

Barclays Compliance
1 Churchill Place
London
E14 5HP

Tel 020 7116 2913
Fax 020 7116 7665

07 November 2006

The Company Secretary

Mytravel Group PLC
Parkway One, Parkway Business Centre
300 Princes Road
Manchester
M14 7QU

Dear Sir.

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 06-November-06 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 5.01 %

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 461,067,136 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.

Yours faithfully



Geoff Smith

Enc.

LEGAL ENTITY REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 06 November 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 23,093,814 ORD GBP0.30 representing 5.01% of the issued share capital of 461,067,136 units.

Legal Entity		Holding	Percentage Held
Barclays Capital Inc		657,136	.1425
Barclays Global Investors Ltd		4,722,677	1.0243
Barclays Life Assurance Co Ltd		541,428	.1174
Barclays Capital Securities Ltd		2,149,113	.4661
Barclays Bank PLC		14,923,149	3.2367
Gerrard Ltd		100,311	.0218
	Group Holding	**23,093,814**	**5.0088**

REGISTERED HOLDERS REPORT

MYTRAVEL GROUP **SEDOL: B06BLB4**

As at 06 November 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 23,093,814 ORD GBP0.30 representing 5.01% of the issued share capital of 461,067,136 units.

Registered Holder	Account Designation		Holding
BARCLAYS CAPITAL NOMINEES LIMITED			657,136
BARCLAYS CAPITAL NOMINEES LIMITED			14,923,149
BARCLAYS CAPITAL NOMINEES LIMITED			2,149,113
BOISS NOMINEES LTD	4224361		448,915
CHASE NOMINEES LTD	16376		234,583
CHASE NOMINEES LTD	28270		169,343
JP MORGAN (BGI CUSTODY)	16331		117,203
JP MORGAN (BGI CUSTODY)	16341		254,882
JP MORGAN (BGI CUSTODY)	16400		3,606,752
JP MORGAN (BGI CUSTODY)	18409		432,427
R C Greig Nominees Limited			77,480
R C Greig Nominees Limited GP1			4,925
R C Greig Nominees Limited SA1			17,582
R C Greig Nominees Limited a/c AK1			324
		Total	**23,093,814**

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through Barclays Capital Securities Ltd, Barclays Global Investors Ltd, Gerrard Ltd, Barclays Bank PLC, Barclays Capital Inc and Barclays Life Assurance Co Ltd

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Capital Nominees Limited	17,729,398
Boiss Nominees Limited (a/c 4224361)	448,915
Chase Nominees Limited (a/c 16376)	234,583
Chase Nominees Limited (a/c 28270)	169,343
JP Morgan (BGI Custody) (a/c 16331)	117,203
JP Morgan (BGI Custody) (a/c 16341)	254,882
JP Morgan (BGI Custody) (a/c 16400)	3,606,752
JP Morgan (BGI Custody) (a/c 18409)	432,427
R C Greig Nominees Limited	77,480
R C Greig Nominees Limited a/c AK1)	324
R C Greig Nominees Limited (a/c GP1)	4,925
R C Greig Nominees Limited (a/c SA1	17,582
Total	**23,093,814**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

6 November 2006

11. Date company informed

14 November 2006

12. Total holding following this notification

23,093,814 30p ordinary shares

13. Total percentage holding of issued class following this notification

5.01% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux - +44 1706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

15 November 2006

UBS Investment Bank

UBS AG
100 Liverpool Street

Legal & Compliance Europe
100 Liverpool Street
London
EC2M 2RH
Tel. +44-20 7568 4981
Fax +44-20 7567 9899

www.ubs.com

Strictly Private & Confidential

Company Secretary
My Travel Group PLC
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
Lancashire
OL11 1SA

Fax: 01706 742117

9th November 2006

Dear Sir/Madam,

Section 198 Companies Act 1985

Pursuant to Section 198 of the Companies Act 1985 we write to inform you that as at the close of its business on 8th November 2006, UBS AG, acting through its business group and legal entities detailed below, had an interest in 13,931,231 Ordinary shares of My Travel Group PLC, representing 3.02 per cent of the issued share capital of the Company (461,067,136).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of The Act.

UBS business group / legal entity	**Breakdown of position held (%)**	
UBS Global Asset Management Life Ltd	633,989 shares	0.14%
UBS AG London Branch	12,806,045 shares	2.78%
UBS AG (Switzerland)	491,197 shares	0.11%
UBS AG - Total	**13,931,231 shares**	**3.02%**

If you require any further information concerning this notification, please contact Louise Robinson in the EMEA Compliance Department of UBS AG London Branch on Tel: +44 20 7567 8762.

Yours faithfully,

p.p. Alexandra Hayes

Paul Geradine
Director
Compliance



Angela Huff
Associate Director
Compliance

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

UBS AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

UBS AG through the following business group and legal entities :

UBS Global Asset Management Life Ltd
UBS AG London Branch
UBS AG (Switzerland)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary Shares

10. Date of transaction

Not supplied

11. Date company informed

9 November 2006

12. Total holding following this notification

UBS Global Asset Management Life Ltd	633,989 shares
UBS AG London Branch	12,806,045 shares
UBS AG (Switzerland)	491,197 shares
UBS AG Total	13,931,231 shares

13. Total percentage holding of issued class following this notification

UBS AG 3.02%

14. Any additional information

None of the relevant shares are shares in which UBS AG is interested by virtue of section 208(5) of the Companies Act 1985

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary



Date of notification

10 November 2006